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Exhibit 12.1

VENOCO, INC.
Ratio of Earnings to Fixed Charges
(in 000's)

	Year ended December 31
	2000		2001		2002		2003		2004
Earnings
Pretax income	$20,871		$48,429		$1,476		$18,644		$38,587
Fixed charges	7,970		4,919		3,486		3,537		6,288
Interest capitalized	—		—		—		(287)		(362)

Total	$28,841		$53,348		$4,962		$21,894		$44,513
Fixed Charges
Interest expensed and capitalized	7,419		4,184		2,634		2,679		2,772
Amortized premiums, discounts and capitalized expenses related to indebtedness	492		604		464		370		3,046
Portion of rentals (1/3) representing an interest factor	59		131		388		488		470

Total	$7,970		$4,919		$3,486		$3,537		$6,288

Ratio of Earnings to Fixed Charges	3.6	x	10.8	x	1.4	x	6.2	x	7.1	x

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VENOCO, INC. Ratio of Earnings to Fixed Charges (in 000's)